SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2008

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

PRESS RELEASE

Paris, January 18, 2008

AIR FRANCE-KLM TO APPLY FOR THE DELISTING

OF ITS ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES (ADS)

FROM THE NEW YORK STOCK EXCHANGE AND DEREGISTRATION

WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC)

Further to its preliminary announcement of intent on November 22, 2007, the Board of Directors of Air France-KLM, held on January 17, 2008, approved the Audit Committee’s recommendation to apply for voluntary delisting of its ordinary shares and American Depositary Shares (ADS) from the New York Stock Exchange (NYSE) and voluntary deregistration with the U.S. Securities and Exchange Commission (SEC).

Accordingly, Air France-KLM intends to file a Form 25 with the SEC and the NYSE on January 28, 2008 to effect delisting and intends to file a Form 15F with the SEC on February 7, 2008 to deregister and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended. It is expected that the delisting will take effect as of February 7, 2008, and the definitive deregistration on May 7, 2008, after the applicable 90-day waiting period.

The rationale for delisting and deregistration is principally based on the fact that Air France-KLM is primarily listed on Euronext Paris, which is now part of NYSE-Euronext, where the average trading volume accounted for more than 95% of trading over the last twelve months, making the additional costs and expenses associated with dual registration not cost-justified.

Air France-KLM remains committed to developing its contacts with American investors, who represent an important part of the Group’s shareholding structure. Air France-KLM will continue to maintain a high level of communication and best practice disclosure for U.S. based investors and will continue to publish its financial reports, statements and press releases in English as well as information for investors on its website (www.airfranceklm-finance.com) pursuant to section 12g3-2(b) of the U.S. Securities Exchange Act. In addition, Air France-KLM intends to continue to apply high standards of financial reporting and to maintain strict levels of internal control throughout the Group as well as governance procedures.

The Group intends to maintain its American Depository Receipt (ADR) program at “level one”. This will enable investors to retain their ADRs and facilitate trading on the U.S. Over-The-Counter (OTC) market tier known as OTCQX. The depositary of Air France-KLM’s ADR will remain Citibank.

The delisting of Air France-KLM’s ordinary shares and ADS and deregistration will have no impact on the listing of Air France-KLM’s shares on the Eurolist by Euronext Paris and Euronext Amsterdam by NYSE Euronext.

Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2007. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: January 18, 2008	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations